UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RESTORATION HARDWARE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

760981100
(CUSIP Number)

Mark Shamia
Chief Operating Officer
Palo Alto Investor, LLC
470 University Avenue
Palo Alto, California  94301
Telephone:  (650) 325-0772

with copies to:

Steve L. Camahort, Esq.
O’Melveny & Myers LLP
Embarcadero Center West
275 Battery Street, Suite 2600
San Francisco, CA 94111
Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

January 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 760981100	Page 2 of 17 Pages

1.	Names of Reporting Persons. Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,474,800

	9.	Sole Dispositive Power 0

CUSIP No. 760981100	Page 3 of 17 Pages

10.	Shared Dispositive Power 4,474,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,474,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 760981100	Page 4 of 17 Pages

1.	Names of Reporting Persons. Palo Alto Investors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,474,800

	9.	Sole Dispositive Power 0

CUSIP No. 760981100	Page 5 of 17 Pages

10.	Shared Dispositive Power 4,474,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,474,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 760981100	Page 6 of 17 Pages

1.	Names of Reporting Persons. Palo Alto Small Cap Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,356,900

	9.	Sole Dispositive Power 0

CUSIP No. 760981100	Page 7 of 17 Pages

10.	Shared Dispositive Power 3,356,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,356,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 760981100	Page 8 of 17 Pages

1.	Names of Reporting Persons. Micro Cap Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,032,620

	9.	Sole Dispositive Power 0

CUSIP No. 760981100	Page 9 of 17 Pages

10.	Shared Dispositive Power 1,032,620

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,032,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 760981100	Page 10 of 17 Pages

1.	Names of Reporting Persons. UBTI Free, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 85,280

	9.	Sole Dispositive Power 0

CUSIP No. 760981100	Page 11 of 17 Pages

10.	Shared Dispositive Power 85,280

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,280

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 760981100	Page 12 of 17 Pages

1.	Names of Reporting Persons. William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,933

	8.	Shared Voting Power 4,474,800

	9.	Sole Dispositive Power 5,933

CUSIP No. 760981100	Page 13 of 17 Pages

10.	Shared Dispositive Power 4,474,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,733

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as such term is defined in Item 2 below) on November 19, 2007 (the “Schedule 13D”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

“On January 24, 2008, the Issuer, Parent and Merger Sub entered into a First Amendment to the Merger Agreement (the “First Amendment”), pursuant to which the Merger Consideration (as defined in the Merger Agreement) will be reduced to $4.50 per share in cash.  In connection with the First Amendment, each of PASCMF and MCP entered into an Amendment to the Rollover Agreement with Parent (each, a “Rollover Agreement Amendment”) pursuant to which each of PASCMF and MCP agreed and acknowledged that the Rollover Agreements shall remain in full force and effect following the execution of the First Amendment.  In addition, each of each of PASCMF, MCP and UBTI entered into an Amendment to Stockholder Voting Agreement, dated as of January 24, 2008, with the Issuer (each, a “Voting Agreement Amendment”) pursuant to which each of PASCMF, MCP and UBTI agreed to vote for and support the Merger with Parent as contemplated in the Merger Agreement, as amended by the First Amendment.

The foregoing description of the First Amendment, the Rollover Agreements and the Voting Agreement Amendments does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment, each of the Rollover Agreement Amendments with PASCMF and MCP and each of the Voting Agreement Amendments with PASCMF, MCP and UBIT, which are attached hereto as Exhibits 99.8, 99.9, 99.10, 99.11, 99.12 and 99.13, respective, and are incorporated by reference herein.

Except as described herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The amount and percentage of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons is reported herein as of the close of business on January 24, 2008.  The Reporting Persons may be deemed to beneficially own an aggregate of 4,474,800 shares of Common Stock (the “PAI Shares”), representing approximately 11.5% of the outstanding Common Stock.  In addition to the PAI Shares, Mr. Edwards personally owns 5,933 shares of Common Stock (the “Edwards Shares” and, together with the PAI Shares, the “Shares”) and may be deemed to beneficially own an aggregate of 4,480,733 shares of Common Stock, representing approximately 11.5% of the outstanding shares of Common Stock.

The percentages used herein are based the 38,934,912 shares of Common Stock reported to be outstanding as of November 28, 2007 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2007, filed with the U.S. Securities and Exchange Commission on December 13, 2007, and were calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits.

99.8
First Amendment to the Merger Agreement dated January 24, 2008, by and among Home Holdings, LLC, Home Merger Sub, Inc., and Restoration Hardware, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by the Issuer with the SEC on January 24, 2008)

99.9	Amendment to Stockholder Voting Agreement, dated as of January 24, 2008, by and between the Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P.

99.10	Amendment to Stockholder Voting Agreement, dated as of January 24, 2008, by and between the Restoration Hardware, Inc. and Micro Cap Partners, L.P.

99.11	Amendment to Stockholder Voting Agreement, dated as of January 24, 2008, by and between the Restoration Hardware, Inc. and UBTI Free, L.P.

99.12	Amendment to Rollover Agreement, dated as of January 24, 2008, by and between Home Holdings, LLC and Palo Alto Small Cap Master Fund, L.P.

99.13	Amendment to Rollover Agreement, dated as of January 24, 2008, by and between Home Holdings, LLC and Micro Cap Partners, L.P.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2008
Palo Alto Investors, LLC

	By:	/s/ William L. Edwards
Name: William L. Edwards
Title: President

Palo Alto Investors, Inc.

	By:	/s/ William L. Edwards
Name: William L. Edwards
Title: President

Palo Alto Small Cap Master Fund, L.P.
By Palo Alto Investors, LLC, its general partner

By Palo Alto Investors, Inc., its managing member

	By:	/s/ William L. Edwards
Name: William L. Edwards
Title: President

Micro Cap Partners, L.P.
By Palo Alto Investors, LLC, its general partner

By Palo Alto Investors, Inc., its managing member

	By:	/s/ William L. Edwards
Name: William L. Edwards
Title: President

UBTI Free, L.P.
By Palo Alto Investors, LLC, its general partner

By Palo Alto Investors, Inc., its managing member

	By:	/s/ William L. Edwards
Name: William L. Edwards
Title: President

WILLIAM L. EDWARDS

/s/ William L. Edwards
Name: William L. Edwards

INDEX TO EXHIBITS
Exhibit Number	Document

99.8
First Amendment to the Merger Agreement dated January 24, 2008, by and among Home Holdings, LLC, Home Merger Sub, Inc., and Restoration Hardware, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by the Issuer with the SEC on January 24, 2008)

99.9	Amendment to Stockholder Voting Agreement, dated as of January 24, 2008, by and between the Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P.

99.10	Amendment to Stockholder Voting Agreement, dated as of January 24, 2008, by and between the Restoration Hardware, Inc. and Micro Cap Partners, L.P.

99.11	Amendment to Stockholder Voting Agreement, dated as of January 24, 2008, by and between the Restoration Hardware, Inc. and UBTI Free, L.P.

99.12	Amendment to Rollover Agreement, dated as of January 24, 2008, by and between Home Holdings, LLC and Palo Alto Small Cap Master Fund, L.P.

99.13	Amendment to Rollover Agreement, dated as of January 24, 2008, by and between Home Holdings, LLC and Micro Cap Partners, L.P.